C. P. POKPHAND CO. LTD.
卜蜂國際有限公司
(Incorporated in Bermuda with limited liability)

04 APR -7 AM 7:21

Ref : EC/FL/GS/CPP/059/04

04024178

BY AIRMAIL

29th March, 2004

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
United States of America

Attn : International Corporate Finance

PROCESSED
APR 09 2004
THOMSON FINANCIAL

SUPPL

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2520 1602 in Hong Kong if you have any questions.

................../2

21ST FLOOR, FAR EAST FINANCE CENTRE, 16 HARCOURT ROAD, HONG KONG

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.

Emily Y M Choi
Company Secretary

Encl

c.c. Mr Bryan Ho - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen - The Bank of New York, Hong Kong Branch (w/o encl)
(via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC
dated 29th March, 2004 of
C.P. Pokphand Co. Ltd.

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Document

1. Document : Press Announcement relating to Discloseable and Connected Transactions – Disposal of Shares in Companies Listed on the Jakarta Stock Exchange

Date : March 26, 2004

Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock code: 43)

DISCLOSEABLE AND CONNECTED TRANSACTIONS

DISPOSAL OF SHARES IN COMPANIES LISTED ON THE JAKARTA STOCK EXCHANGE

The board of directors of the Company announces that on 26th March, 2004, Share Sale and Purchase Agreements were entered into by CDL and/or EDL (both of which are indirect wholly-owned subsidiaries of the Company). Pursuant to the Share Sale and Purchase Agreements, CDL and EDL have conditionally agreed to dispose of all of their respective shareholdings in SHS and/or CP Prima to the respective Purchasers. SHS and CP Prima are Indonesian companies whose shares are listed on the Jakarta Stock Exchange.

The Disposals constitute discloseable transactions for the Company under the Listing Rules. As at the date of this announcement, Mr. Sumet Jiaravanon, an executive Director, also has substantial shareholdings in each of SHS and CP Prima. Accordingly, the Disposals also constitute connected transactions for the Company under Rule 14.23(1)(b) of the Listing Rules and require approval by the Shareholders at a special general meeting of the Company under Rule 14.26 of the Listing Rules.

A circular containing particulars of the Share Sale and Purchase Agreements, a letter from the independent financial adviser containing its advice to the Independent Board Committee, the recommendation of the Independent Board Committee to the Shareholders, together with a notice to convene the Special General Meeting to approve the Share Sale and Purchase Agreements and the transactions contemplated thereunder, will be despatched to the Shareholders as soon as practicable.

A. DISPOSALS

SHARE SALE AND PURCHASE AGREEMENTS DATED 26TH MARCH, 2004

Parties

(1) CDL (as seller)
(2) EDL (as seller)
(3) Purchasers (as purchasers) – the Purchasers are Independent Third Parties

Assets to be disposed of

As at the date of this announcement, CDL is beneficially interested in 59,256,832 shares in CP Prima (representing approximately 5.74% of its issued share capital) and 40,800,000 shares in SHS (representing approximately 19.74% of its issued share capital) whilst EDL is beneficially interested in 13,888,000 shares in CP Prima (representing approximately 1.35% of its issued share capital).

Pursuant to the Share Sale and Purchase Agreements, each of CDL and EDL has conditionally agreed to sell all their respective shareholdings in SHS and/or CP Prima to the respective Purchasers.

The Sale Shares under the Disposals represent the Group's entire interest in each of CP Prima and SHS. Upon completion of the Disposals, the Group will have no further interest in CP Prima and SHS.

The consideration receivable by the Group for the disposal of the Sale Shares is US$0.0777 (approximately HK$0.60606) per each SHS Share and US$0.02233 (approximately HK$0.174174) per each CP Prima Share, giving an aggregate consideration for the Sale Shares of US$4,803,484 (approximately HK$37,467,175.20).

The consideration for each SHS Share of US$0.0777 (approximately HK$0.60606) represents a discount of approximately 55.42% to the closing price of US$0.17429 (approximately HK$1.35946) per SHS Share as quoted on the Jakarta Stock Exchange on 30th December, 2003 (being the last trading of the SHS Shares on the Jakarta Stock Exchange). The SHS Shares are rarely traded on the Jakarta Stock Exchange. Over the last 90 trading days of the Jakarta Stock Exchange, SHS Shares were only traded on 1 day and the total volume traded was only 1,500 shares.

The consideration for each CP Prima Share of US$0.02233 (approximately HK$0.174174) represents (i) a discount of approximately 37.0% to the closing price of US$0.03547 (approximately HK$0.276666) per CP Prima Share as quoted on the Jakarta Stock Exchange on 9th March, 2004 (being the last trading of the CP Prima Shares on the Jakarta Stock Exchange); and (ii) a discount of approximately 39.4% to the average closing price of US$0.03682 (approximately HK$0.2872) per CP Prima Share as quoted on the Jakarta Stock Exchange for the 30 trading days up to and including 25th March, 2004 on which such shares were actually traded on the Jakarta Stock Exchange. There are infrequent tradings of CP Prima Shares on the Jakarta Stock Exchange. Over the last 30 trading days of the Jakarta Stock Exchange, CP Prima Shares were only traded on 11 days and the total volume traded was only 710,500 shares.

The total consideration of US$4,803,484 (approximately HK$37,467,175.20) for the Disposals was determined following commercial negotiations between the Company and the Purchasers after taking into account the market value of SHS Shares and CP Prima Shares as stated above and the relative illiquidity of such shares on the open market on the Jakarta Stock Exchange.

Conditions precedent

Completion is conditional upon, among other things, approval being obtained from the Shareholders approving the Share Sale and Purchase Agreements and the transactions contemplated thereunder.

Completion of each of the Disposals under the respective Share Sale and Purchase Agreements is interconditional on the completion of all the other Disposals under the other Share Sale and Purchase Agreements.

SHS and CP Prima

Each of SHS and CP Prima is a company incorporated in Indonesia whose shares are listed on the Jakarta Stock Exchange. SHS is engaged in an integrated agri-business operation with its core business in the import and distribution of a comprehensive range of animal health products which include medicines, vaccines, antibiotics, vitamins, disinfectants and feed additives which are used in Indonesia's agri-business and aquaculture industries. CP Prima is engaged in the manufacturing of shrimp feed and operation of the vertically integrated mass shrimp production. It is also involved in agri-business operation such as the manufacturing of poultry and fish feeds and the breeding of poultry and day-old-chick. CP Prima is an associated company of SHS, which is beneficially interested in approximately 36.55% of the issued share capital of CP Prima. Both of CP Prima and SHS have been accounted for in the Group's financial statements as short term investments.

The audited consolidated net profit of each of SHS and CP Prima before and after taxation, extraordinary items and minority interests for the two years ended 31st December, 2001 and 31st December, 2002 and the audited consolidated net tangible asset value of each of SHS and CP Prima as at 31st December, 2002 are set out below:

		2001		2002		As at 31st December, 2002
		Profit before tax	Profit after tax	Profit before tax	Profit after tax	Net tangible asset value
SHS	US$ million	30.61	9.59	69.26	27.23	38.09
	(HK$ million	238.74	74.83	540.25	212.36	297.13)
CP Prima	US$ million	19.35	3.64	57.51	37.12	60.23
	(HK$ million	150.89	28.37	448.61	289.50	469.81)

Note: The figures relating to the audited consolidated net profit and audited consolidated net asset value of each of SHS and CP Prima have been converted from Rupiah into US Dollars based on the exchange rate as at 31st December, 2001 or 31st December, 2002 (as the case may be).

B. REASONS FOR THE DISPOSALS

The Group is principally engaged in the trading of agricultural products, feedmill and poultry operations, the production and sale of motorcycles and accessories for automotives and property and investment holding.

As previously disclosed in the announcements issued by the Company in connection with the Group's debt restructuring arrangements, the Group is required to make scheduled distributions to its creditors to reduce its indebtedness and such distributions are to be funded by various means including cashflows from operations and proceeds from asset disposals. The Disposals will form part of the overall asset disposal program contemplated under the Group's debt restructuring arrangements.

After deducting the expenses comprising professional fees amounting to approximately US$80,000 (approximately HK$624,000), the estimated net proceeds of the Disposals of US$4,723,484 (approximately HK$36,843,175) will be used for reducing the Group's debts.

Assuming the market value of each of SHS and CP Prima remains unchanged from 31st December, 2003 up to completion of the Disposals and on the basis that the net proceeds from the Disposals will be US$4,723,484 (approximately HK$36,843,175), the Directors expect to record in its accounts a loss of approximately US$4,501,516 (approximately HK$35,111,825) arising from the Disposals.

C. LISTING RULES IMPLICATIONS OF THE DISPOSALS

The Disposals constitute discloseable transactions for the Company under the Listing Rules. As at the date of this announcement, Mr. Sumet Jiaravanon, an executive Director, also has substantial shareholdings in each of SHS and CP Prima. Accordingly, the Disposals also constitute connected transactions for the Company under Rule 14.23(1)(b) of the Listing Rules and require approval by the Shareholders at a special general meeting of the Company under Rule 14.26 of the Listing Rules.

The shareholding interests of Mr. Sumet Jiaravanon, an executive Director, in each of SHS and CP Prima as at the date of this announcement are as follows:

company	Shareholding percentage
SHS	approximately 70.26%
CP Prima	approximately 55.95%

Since none of the Shareholders is interested in the Disposals, none of them will be required to abstain from voting in relation to the resolution to be proposed at the Special General Meeting. The Independent Board Committee will be appointed to advise the Shareholders as to whether the terms of the Share Sale and Purchase Agreements are in the interests of the Company and are fair and reasonable so far as the Shareholders are concerned. An independent financial adviser will be appointed to advise the Independent Board Committee regarding the Share Sale and Purchase Agreements and the respective transactions contemplated thereunder.

D. GENERAL

A circular containing particulars of the Share Sale and Purchase Agreements, a letter from the independent financial adviser containing its advice to the Independent Board Committee, the recommendation of the Independent Board Committee to the Shareholders, together with a notice to convene the Special General Meeting to approve the Share Sale and Purchase Agreements and the transactions contemplated thereunder, will be despatched to the Shareholders as soon as practicable.

Definitions

"associate(s)"	has the meaning ascribed to it under the Listing Rules
"CDL"	Causeway Developments Limited, a company incorporated in the British Virgin Islands with limited liability and which is an indirect wholly-owned subsidiary of the Company
"Company"	C.P. Pokphand Co. Ltd., an exempted company incorporated in Bermuda with limited liability whose shares are listed on the Main Board of the Hong Kong Stock Exchange
"CP Prima"	P.T. Central Proteinaprima, a company incorporated in Indonesia whose shares are listed on the Jakarta Stock Exchange
"CP Prima Share(s)"	the share(s) in CP Prima
"Directors"	the directors of the Company
"Disposals"	the disposals by CDL and/or EDL to the respective Purchasers of their respective shareholdings in SHS and/or CP Prima pursuant to the terms of the relevant Share Sale and Purchase Agreement
"EDL"	Everwell Developments Limited, a company incorporated in the British Virgin Islands with limited liability and which is an indirect wholly-owned subsidiary of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Independent Board Committee"	the independent board committee of the Company comprising Mr. Budiman Elkana and Mr. Cheung Koon Yuet, Peter, independent non-executive Directors, which will be appointed by the board of Directors for the purpose of advising Shareholders in relation to the Share Sale and Purchase Agreements and the transactions contemplated thereunder
"Independent Third Party(ies)"	independent third party(ies) who is/are not connected with the Company or the directors, chief executive or substantial shareholders of the Company or any of its subsidiaries or any of their respective associates
"Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange
"Purchasers"	the five purchasers under the Share Sale and Purchase Agreements who are private investors and Independent Third Parties
"Sale Shares"	40,800,000 shares in SHS, representing approximately 19.74% of the total issued shares in SHS and 73,144,832 shares in CP Prima, representing approximately 7.09% of the total issued shares in CP Prima
"Share Sale and Purchase Agreements"	the five share sale and purchase agreements entered into between CDL and/or EDL and the respective Purchasers dated 26th March, 2004 relating to the Disposals and "Share Sale and Purchase Agreement" refers to either of the relevant Share Sale and Purchase Agreements
"Shareholders"	shareholders of the Company
"SHS"	P.T. Surya Hidup Satwa, a company incorporated in Indonesia whose shares are listed on the Jakarta Stock Exchange
"SHS Share(s)"	the share(s) in SHS
"Special General Meeting"	the special general meeting of the Company to be held to consider and, if thought fit, approve the Share Sale and Purchase Agreements and the respective transactions contemplated thereunder
"substantial shareholder"	has the meaning ascribed to it under the Listing Rules
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Rupiah"	Indonesian Rupiah, the lawful currency of Indonesia
"US$"	United States dollars, the lawful currency of the United States
"%"	per cent.

By Order of the Board
Dhanin Chearavanont
Chairman and Chief Executive Officer

Hong Kong, 26th March, 2004

Note: For the purpose of this announcement, the following exchange rates have been used for conversion into the relevant currency for indication only: US$1 = HK$7.80; US$1 = Rupiah 8,176